Exhibit 99.1

eHi Car Services Enters into Definitive Merger Agreement

Shanghai, China, April 6, 2018 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$6.75 per common share of the Company (each, a “Share”) or US$13.50 in cash per American depositary share of the Company (each, an “ADS”), each of which represents two Class A common shares of the Company, other than Rollover Shares (as defined below) and ADSs representing Rollover Shares, as applicable. This represents a 15.4% premium over the closing price of US$11.70 per ADS as quoted by the NYSE on November 24, 2017, and a premium of 20.8% and 22.8%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price as quoted by the NYSE prior to November 24, 2017, the last trading day prior to the Company’s announcement on November 27, 2017 that it had received a non-binding “going private” proposal (which announcement was updated on January 2, 2018 to reflect the proposal from an affiliate of MBK Partners Fund IV, L.P. and Mr. Ray Ruiping Zhang (“Mr. Zhang”), the Chairman of the Board and Chief Executive Officer of the Company). The merger consideration also represents an increase of approximately 1.1% from the original US$6.675 per Share and US$13.35 per ADS offer price in the non-binding “going private” proposal dated January 1, 2018 from an affiliate of MBK Partners Fund IV, L.P. and Mr. Zhang. The consideration to be paid to holders of Shares and ADSs implies an equity value for the Company of approximately US$937.5 million.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the “Consortium”) comprising new investors, including certain affiliates of MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited and Redstone Capital Management (Cayman) Limited, and certain existing shareholders of the Company, including L&L Horizon, LLC, an affiliate of Mr. Zhang, The Crawford Group, Inc. (“Crawford”) and Dongfeng Asset Management Co. Ltd. (collectively, the “Rollover Shareholders”).

As of the date of the Merger Agreement, the members of the Consortium beneficially own in the aggregate 15,528,160 Class A common shares (including Class A common shares represented by ADSs), which includes 5,264,080 ADSs that BPEA Teamsport Limited (“BPEA Teamsport”), an affiliate of Baring Private Equity Asia Limited, has the right to acquire pursuant to the terms of a Securities Purchase Agreement, dated as of February 23, 2018, between Tiger Global Mauritius Fund and BPEA Teamsport, and 25,836,435 Class B common shares, which represent in aggregate approximately 29.6% of the issued and outstanding common shares of the Company and 37.5% of the outstanding voting power of the Company.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”), and each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive cash consideration equal to US$6.75 per Share, and each ADS will be cancelled in exchange for the right to receive cash consideration of US$13.50 per ADS, in each case, without interest and net of any applicable withholding taxes, except for (i) certain Shares (the “Rollover Shares”) held by the Rollover Shareholders, (ii) Shares (including Shares represented by ADSs) held immediately prior to the Effective Time by Parent, the Company or any of their subsidiaries or by the Company’s ADS depositary and reserved for future issuance under the Company’s share incentive plan, which Shares will be cancelled without payment of any consideration, and (iii) Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the Effective Time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Rollover Shares will not be cancelled at the Effective Time and will continue as ordinary shares of the Surviving Company.

The Consortium intends to fund the Merger through a combination of (i) the proceeds from a committed loan facility of up to US$200 million from Morgan Stanley Senior Funding, Inc. and Deutsche Bank AG, Singapore Branch, pursuant to a debt commitment letter, and (ii) cash contributions from MBK Partners Fund IV, L.P., certain affiliates of Baring Private Equity Asia Limited, Crawford and Redstone Capital Management (Cayman) Limited pursuant to their respective equity commitment letters.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee, which is comprised solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Consortium or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Consortium with the assistance of its independent financial and legal advisors.

The closing of the Merger is currently expected to occur during the second or third quarter of 2018, and is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of the Company and the consent of requisite holders of the senior unsecured notes issued by the Company in 2015 and 2017, if applicable, as well as certain other customary closing conditions. The Merger Agreement and the Merger must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A common shares of the Company.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, Parent, Teamsport Midco Limited (“Midco”), the sole shareholder of Parent, and Teamsport Topco Limited (“Holdco”), the sole shareholder of Midco, entered into a Contribution and Support Agreement, pursuant to which the Rollover Shareholders have agreed (i) to vote all of their respective Shares in favor of the authorization and approval of the Merger Agreement and the Merger and (ii) to contribute their respective Shares in exchange for newly issued shares of Holdco.

The Company and certain other participants in the Transactions will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transactions, the Company and the other participants in the Transactions.

Duff & Phelps, LLC is serving as the financial advisor to the Special Committee, Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee, Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee and the Company, and O’Melveny & Myers LLP is serving as U.S. legal counsel to the Company.

Weil, Gotshal & Manges LLP is serving as U.S. legal counsel to the Consortium, Fangda Partners is serving as PRC legal counsel to the Consortium, and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Consortium.

Additional Information about the Transactions

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of March 31, 2017, is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 27, 2017. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com